Exhibit (4)(j)
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               ENDORSEMENTS

               (Only we can endorse this contract.)

               ALTERATION OF TEXT

               The provision of this contract entitled "Assignment" is replaced at issue by the following:

Assignment     We will not be deemed to know of an assignment  unless we receive it, or a copy of it, at our Home Office. We are not obliged to see that an assignment is valid or sufficient. If any annuitant is living on the Annuity Date and an assignment is in effect on that date, we have the right to pay the full withdrawal in one sum. This contract may not be assigned to another insurance company or to any employee benefit plan or program without our consent.

               The Prudential Insurance Company of America,

               By    Dorothy K. Light
                       Secretary



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ORD 83921-95
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